FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of May, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:
An announcement regarding private placement of financial instruments by  Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on June 6, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF PRIVATE PLACEMENT OF
FINANCIAL INSTRUMENTS

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As resolved at the 2011 annual general meeting of Huaneng Power International, Inc. (the "Company") held on 12 June 2012, the Company has been given a mandate to apply to the National Association of Financial Market Institutional Investors for quota of the issue of private placement of financial instruments with a principal amount of not exceeding RMB15 billion within 12 months from the date of obtaining the approval at the general meeting (to be issued within the effective period on a rolling basis). On 29 May 2013, the Company received a Notification on Acceptance of Registration (Zhong Shi Xie Zhu 2013 No.PPN146) from the National Association of Financial Market Institutional Investors, accepting the registration of the private placement of financial instruments.

The Company completed the issue of the first tranche of the Company’s private placement of financial instruments for 2013 on 4 June 2013 (the "Private Placement of Financial Instruments"). The total issuing amount was RMB5 billion with a term of 3 years whereas the unit face value is RMB100 and the interest rate is 4.82%.

China Construction Bank Limited acted as the lead underwriter and Haitong Securities Co., Ltd. acted as co-lead underwriter for the Private Placement of Financial Instruments. The proceeds from the Private Placement of Financial Instruments will be used principally to supplement operational working capital so as to support the speedy development of the Company, and at the same time lower the Company’s finance cost, further adjust its debt structure and strengthen its competitiveness.

The Private Placement of Financial Instruments do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
6 June 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:     June 6, 2013